VATECH

TELEFAX

02 SEP 11 AM 9:56

02049911

An: To:	SEC	Datum: Date:	11.9.2002
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategie, Kommunikation und Investor Relations	Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

SUPPL

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VA Technologie AG.

Mit freundlichen Grüßen

Dr. Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

dlw 9/17

VA TECH

Transmission & Distribution

PRESS RELEASE

VA TECH T&D: New Order in SRI LANKA

VA TECH Transmission & Distribution (VA TECH T&D) succeeded in signing a contract with the Ceylon Electricity Board (CEB) for the delivery, erection, installation and commissioning of two substations, which form a part of the Kukule Ganga Hydroelectric Power project in Sri Lanka.

The two substations are located in Kukule and Matugama, in southern Sri Lanka, about 80 km from the capital, Colombo. The project is named after the Kukule Ganga river, a tributary of the Kalu Ganga, the second largest river in the country.

This order, valued at about € 13.6 million, marks VA TECH's entry into the Sri Lanka market.

The scope of delivery for the turnkey 145kV air insulated switchgear also includes transformers, circuit breakers, current transformers, voltage transformers as well as the protection, control and communications equipment.

The new facilities will be ready for handover to the customer, the national utilities, as early as the end of 2003.

+++ September 12th, 2002

VA TECH Transmission & Distribution, a group company of the listed VA Technologie AG, is a leading international supplier of electric power transmission and distribution systems. We offer integrated system solutions and cutting edge technology individually tailored to our customer's needs. The global network of subsidiaries guarantees fast and efficient on-site service for customers. In 2001 the group company, with 6,700 employees, achieved sales of approximately € 1,200 m.

This and other VA TECH and VA TECH Transmission & Distribution press releases are also available on the Internet: www.vatech.at and www.vatech-td.com

For further information please contact:
Dr. Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: 01/89100-2063, Fax: 01/89100-196
e-mail: ursula.scheidl@vatech-td.at

Dr. Wolfgang Schwaiger
Lunzerstrasse 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at